UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG RIDGE, INC. 401(K) PROFIT SHARING PLAN AND TRUST

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Table of Contents

Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2013 and 2012	3

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2013 and 2012	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Signature	14

Exhibit Index	15

Exhibit 23.1 - Consent of UHY LLP, Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statement of net assets available for benefits of Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose or expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

St. Louis, Missouri
June 27, 2014

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statement of net assets available for benefits of Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2012, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 21, 2013

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012

Assets:
Investments, at fair value:
Investments in mutual funds	$4,135,227	$8,012,617
Investment in common/collective trust	2,729,110	5,529,724
Interest in Master Trust	194,750	550,001
Total investments	7,059,087	14,092,342
Receivables:
Employer contributions	—	4,775
Employee contributions	—	4,775
Total receivables	—	9,550

Total assets reflecting investments at fair value	7,059,087	14,101,892
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(73,993)	(278,379)
Net assets available for benefits	$6,985,094	$13,823,513

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2013	2012

Additions:
Investment income (loss):
Interest and dividends	$204,763	$349,965
Net realized and unrealized appreciation of mutual funds	923,407	777,541
Net investment loss in the Master Trust	(163,027)	(140,869)
Net investment income	965,143	986,637
Contributions:
Employee	155,659	832,092
Employer	32,000	306,650
Total contributions	187,659	1,138,742
Total additions	1,152,802	2,125,379

Deductions:
Benefits paid to participants	(7,991,071)	(1,173,662)
Administrative expenses	(150)	(2,000)
Total deductions	(7,991,221)	(1,175,662)

Net change in net assets available for benefits	(6,838,419)	949,717
Net assets available for benefits at beginning of year	13,823,513	12,873,796
Net assets available for benefits at end of year	$6,985,094	$13,823,513

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

Years Ended December 31, 2013 and 2012

1. Description of the Plan

The following description of the Big Ridge, Inc. (Big Ridge, the Company, or the Employer) 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. Big Ridge is an indirect, wholly owned subsidiary of Peabody Energy Corporation (Peabody). The Plan's administrator is Peabody Holding Company, LLC (the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General

The Plan is a defined contribution plan, and participation in the Plan is voluntary. Employees of Big Ridge who are represented by the United Mine Workers of America under a labor agreement that is effective through December 14, 2014 are eligible for participation in the Plan on the date of their employment or at any time afterward.

In November 2012, the Company permanently closed the Willow Lake Mine. The Willow Lake Mine and Preparation Facility continued to operate without a labor agreement until December 2012. Certain Big Ridge employees continue to perform services at the Willow Lake Preparation Facility post mine closure and therefore continue to participate in the Plan.

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Contributions

Each year participants may contribute on a pre-tax basis any whole percentage from 1% to 90% of eligible compensation, as defined in the Plan. Effective December 14, 2012, the Plan was amended such that eligible participants may elect to contribute an additional $125, $150, or $175 of their monthly eligible compensation on a pre-tax basis, and the Employer makes matching contributions equal to 100% of eligible contributions that participants make to the Plan. Prior to this amendment, the additional participant contribution of $125, $150, or $175 was sourced from the participant’s monthly Wage Incentive Program (WIP) payment on a pre-tax basis, and the Employer made matching contributions equal to 100% of eligible WIP contributions that participants make to the Plan.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

In the calendar year that a participant is age 50 or older, and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.  The Company may contribute a discretionary amount to the accounts of qualifying participants, as defined in the Plan.

Vesting

Participants are vested immediately in their own contributions, Employer matching and discretionary contributions, and the realized and unrealized earnings or losses thereon.

Participant Loans

The Plan does not offer participant loans.

Participant Accounts

Each participant's account is credited with the participant's contributions, Employer matching and discretionary contributions, and plan realized and unrealized earnings or losses. The benefit to which a participant is entitled is the entire balance of the participant's account.

Payment of Benefits

Participants are eligible for distribution of their entire account balance upon death, disability, retirement or termination of employment. Participants may elect to receive their distribution as a lump-sum payment or transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their account balance. Other types of withdrawals are also permitted, as defined in the Plan.

Plan Termination

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants' accounts remain fully vested upon termination of the Plan. Currently, the Company has no intention to terminate the Plan.

Administrative Expenses

Significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employer.  Plan recordkeeping fees are paid through the allocation of a portion of investment management fees.  Certain transaction fees are charged directly to participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

Financial statements of the Plan are prepared using the accrual method of accounting.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

The Plan invests in fully benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan Administrator defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each Plan.

Payment of Benefits

Benefit distributions are recorded when paid.

Subsequent Events

The Plan Administrator evaluated subsequent events for the Plan through June 27, 2014, the date the financial statements were available to be issued. No subsequent events were noted.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

3. Fair Value Measurements

The Plan Sponsor uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs are other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Sponsor evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2, or 3. Further, there were no Level 3 investments in the Plan as of or for the years ended December 31, 2013 and 2012.

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds, which are traded on a national securities exchange in active markets, are valued using daily publicly quoted net asset value (NAV) prices and accordingly classified within Level 1 of the valuation hierarchy. Mutual funds are not subject to liquidity redemption restrictions.

Common/Collective Trust
Units in the common/collective trust (CCT), which are not publicly traded on a national securities exchange, are valued using a NAV that is based on a derived price in an active market and accordingly classified within Level 2 of the valuation hierarchy. The CCT is primarily invested in traditional and synthetic investment contracts and is designed to provide stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of publicly quoted market prices for Peabody common stock held plus uninvested cash position, if any) as reported on the active market on which the security is traded, and is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

The following tables present the fair value hierarchy of the investments reflected on the statements of net assets available for benefits.

	December 31, 2013
	Level 1	Level 2	Total

Equity mutual funds	$2,821,758	$—	$2,821,758
Fixed income mutual funds	552,288	—	552,288
Target retirement mutual funds	761,181	—	761,181
Fixed income common/collective trust	—	2,729,110	2,729,110
Peabody Energy Stock Fund (1)	194,750	—	194,750
Total assets at fair value	$4,329,977	$2,729,110	$7,059,087

	December 31, 2012
	Level 1	Level 2	Total

Equity mutual funds	$4,621,109	$—	$4,621,109
Fixed income mutual funds	1,004,428	—	1,004,428
Target retirement mutual funds	2,387,080	—	2,387,080
Fixed income common/collective trust	—	5,529,724	5,529,724
Peabody Energy Stock Fund (1)	550,001	—	550,001
Total assets at fair value	$8,562,618	$5,529,724	$14,092,342

(1) Interest in Master Trust

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2013	2012
Investments, at fair value:
Peabody Energy Stock Fund	$39,119,601	$47,622,634
Plan's interest in Master Trust	Less than 1%	1%

	Years Ended December 31,
	2013	2012
Master Trust net investment loss:
Dividend income	$607,809	$565,444
Net depreciation of common stock	(12,614,882)	(10,807,513)
Net investment loss	$(12,007,073)	$(10,242,069)

Investments representing 5% or more of the Plan's net assets available for benefits were as follows:

	December 31,
	2013	2012

Mutual funds:
T. Rowe Price Mid-Cap Growth Fund	$873,047	$1,226,532
Vanguard PRIMECAP Admiral Fund (1)	554,378	9,887
Vanguard Total Bond Market Index Institutional Fund	503,919	934,607
Vanguard Institutional Index Fund	429,031	740,490
Vanguard International Growth Admiral Fund	406,666	767,881
Harbor Capital Appreciation Fund (2)	—	824,355
Common/collective trust:
Vanguard Retirement Savings Trust, at contract value	2,655,117	5,251,345
(fair value $2,729,110 and $5,529,724, respectively)

(1) This investment did not represent 5% or more of the fair value of the Plan's net assets as of December 31, 2012.

(2) This investment was removed from the Plan's investment profile in 2013.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012

Net assets available for benefits per the financial statements	$6,985,094	$13,823,513
Adjustment from contract value to fair value for
fully benefit-responsive contracts	73,993	278,379
Net assets available for benefits per the Form 5500	$7,059,087	$14,101,892

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Years Ended December 31,
	2013	2012
	(Dollars in thousands)

Net investment income per the financial statements	$965,143	$986,637
Add: adjustment from contract value to fair value for
fully benefit-responsive investment contracts at end of year	73,993	278,379
Less: adjustment from contract value to fair value for
fully benefit-responsive investment contract at beginning of year	(278,379)	(243,579)
Net investment income per the Form 5500	$760,757	$1,021,437

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

7. Income Tax Status

The Plan received a determination letter from the IRS dated June 14, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

8. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
	T. Rowe Price Mid-Cap Growth Fund	11,996	shares of mutual fund		$873,047
*	Vanguard PRIMECAP Admiral Fund	5,791	shares of mutual fund		554,378
*	Vanguard Total Bond Market Index Institutional Fund	47,720	shares of mutual fund		503,919
*	Vanguard Institutional Index Fund	2,534	shares of mutual fund		429,031
*	Vanguard International Growth Admiral Fund	5,479	shares of mutual fund		406,666
*	Vanguard REIT Index Institutional Fund	11,681	shares of mutual fund		165,632
*	Vanguard Windsor II Admiral Fund	1,866	shares of mutual fund		121,745
	T. Rowe Price Small-Cap Stock Fund	2,444	shares of mutual fund		108,883
*	Vanguard Small-Cap Index Institutional Fund	2,032	shares of mutual fund		107,092
*	Vanguard Total Stock Market Index Institutional Fund	562	shares of mutual fund		26,241
*	Vanguard Long-Term Bond Index Fund	2,003	shares of mutual fund		24,860
	BlackRock High Yield Bond Fund	2,601	shares of mutual fund		21,382
*	Vanguard International Value Fund	406	shares of mutual fund		15,159
*	Vanguard Developed Markets Index Fund	738	shares of mutual fund		8,540
*	Vanguard Emerging Markets Stock Index Institutional Fund	207	shares of mutual fund		5,344
*	Vanguard GNMA Fund	204	shares of mutual fund		2,127
*	Vanguard Target Retirement 2010 Fund	4,558	shares of mutual fund		116,676
*	Vanguard Target Retirement 2015 Fund	10,019	shares of mutual fund		147,979
*	Vanguard Target Retirement 2020 Fund	8,142	shares of mutual fund		220,735
*	Vanguard Target Retirement 2025 Fund	2,212	shares of mutual fund		34,846
*	Vanguard Target Retirement 2030 Fund	411	shares of mutual fund		11,361
*	Vanguard Target Retirement 2035 Fund	1,344	shares of mutual fund		22,824
*	Vanguard Target Retirement 2040 Fund	1,374	shares of mutual fund		38,912
*	Vanguard Target Retirement 2045 Fund	1,541	shares of mutual fund		27,362
*	Vanguard Target Retirement 2050 Fund	4,934	shares of mutual fund		139,076
*	Vanguard Target Retirement 2055 Fund	46	shares of mutual fund		1,410
*	Vanguard Retirement Savings Trust	2,655,117	units of common/collective trust		2,729,110
					$6,864,337

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments

SIGNATURE

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Date:	June 27, 2014	By:	/s/ ANDREW P. SLENTZ
Andrew P. Slentz
Peabody Energy Corporation
Executive Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23.1	Consent of UHY LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm